Cardiol Therapeutics Achieves Key 50% Patient Enrollment Milestone
in Pivotal Phase III MAVERIC Trial in Recurrent Pericarditis

  Clinical trial infrastructure fully operational in the U.S. with more than 15 leading cardiovascular centers actively enrolling patients.

  Activation of additional top-tier clinical sites in Europe and Canada underway, further accelerating enrollment momentum.

  Full enrollment expected in Q2 2026.

Toronto, ON - January 13, 2026 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease, today announced that it has surpassed 50% patient enrollment in MAVERIC, its Phase III randomized, double-blind, placebo-controlled, multi-center international trial evaluating CardiolRx™ for the prevention of disease recurrence in patients with recurrent pericarditis.

Reaching this enrollment milestone represents a key execution and risk-reduction inflection point for Cardiol's lead registrational program and underscores strong investigator interest in advancing new treatment options for this underserved patient population.

"Surpassing 50% enrollment in MAVERIC is an important milestone for our Phase III program and reflects both the high unmet medical need in recurrent pericarditis and the confidence investigators have in the scientific rationale and rigorous design of this pivotal trial," said Dr. Andrew Hamer, Chief Medical Officer and Head of Research & Development at Cardiol Therapeutics. "More than 15 leading cardiovascular centers across the United States are now actively enrolling patients, and with additional premier sites coming online in Europe and Canada, we are well positioned to sustain recruitment momentum, complete enrollment in Q2 2026, and deliver high-quality clinical data supporting CardiolRx™ as a differentiated oral therapy for this challenging disease."

"The continued expansion of the MAVERIC program underlines the importance of evaluating additional treatment options for use earlier in the recurrent pericarditis treatment paradigm-before patients are exposed to prolonged corticosteroid use or immunosuppressive biologics such as interleukin-1 inhibitors," said David Elsley, President and Chief Executive Officer. "Importantly, data from the recent ARCHER study demonstrating improvements in cardiac structure in patients with myocarditis reinforce our position that CardiolRx™ has the potential to meaningfully change the management of recurrent pericarditis. Taken together, these findings support our conviction that CardiolRx™'s oral, non-immunosuppressive profile positions it as a more accessible therapeutic option for a substantially broader patient population than is currently served by biologic therapies, which are forecast to generate over $800 million in U.S. revenues in 2026."

The MAVERIC Phase III trial was designed in collaboration with an international steering committee of independent pericarditis experts and builds on the positive results from Cardiol's Phase II MAvERIC-Pilot study. In that study, patients treated with CardiolRx™-despite a high baseline disease burden-experienced rapid and sustained reductions in pericarditis pain and inflammation, along with a marked reduction in recurrence events per year. CardiolRx™ was shown to be safe and well tolerated, providing the scientific and clinical rationale for advancement into this pivotal Phase III trial.

MAVERIC is expected to enroll approximately 110 patients across some 25 leading cardiovascular research centers in the United States, Canada, and Europe. The primary endpoint, assessed after six months of double-blind treatment, is freedom from a new episode of recurrent pericarditis. Secondary efficacy endpoints include the percentage of days with no or minimal pericarditis pain, changes in pericarditis pain scores, and changes in the inflammatory biomarker C-reactive protein (CRP).

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis-an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward-looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of the first-in-human clinical evaluation, the Company's belief that results from the ARCHER trial provide compelling clinical proof of concept for CardiolRx™, strengthen the scientific and clinical rationale for Cardiol's lead Phase III program in recurrent pericarditis, the Company's beliefs and expectations regarding future enrollment in its Phase III study in recurrent pericarditis and the timelines to reach its enrollment goal, the Company's beliefs regarding the quality of future clinical data resulting from the Phase III study in recurrent pericarditis with CardiolRx, and the Company's conviction that CardiolRx™'s oral, non-immunosuppressive profile positions it as a more accessible therapeutic option for a substantially broader patient population than is currently served by biologic therapies. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2025, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com